TeamUpSport Inc.
700 Gillard Street
Wallaceburg, ON N8A 4Z5

February 23, 2011

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Attn: Ryan Houseal

Re:           TeamUpSport Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed January 17, 2012
File No. 333-176429

Dear Mr. Houseal,

As per your comment letter dated February 6, 2012 we have filed an amendment to the S-1 which was originally filed August 22, 2011.  We have responded to your comments in the same order in which they were presented.

General

1. Updated

Summary Financial Information, page 4

2. Summary of financial information revised.

Liquidity and Capital Resources

Cash from Financing Activities, page 24

3. Page 24 revised to $53,635

Balance Sheet, page 36

4. The November 30, 2011 financials have been revised such that line items within Stockholders’ Equity properly sum. The May 31 filing has been replaced with the restated financial statements, such that the aforementioned line item now ties.

5. The disclosure on the November 30 statements has been updated to November 30, 2011.

Report of Independent Registered Public Accounting Firm, page 46

6. Typo corrected

Item 16. Exhibits, page 60

Exhibits 23.1

7. Updated Exhibit

Yours truly,

/s/ Dennis Kjeldsen

Dennis Kjeldsen
President